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                               Filed Pursuant to Rule 424(b)(3)
                               Registration No. 333-37073


  PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 21, 2000


                  GLEN BURNIE BANCORP

     DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

               STOCKHOLDER PURCHASE PLAN


     This Prospectus Supplement relates to the shares being offered under the Glen Burnie Bancorp Stockholder Purchase Plan. The Purchase Price for shares issued pursuant to options granted under the Stockholder Purchase Plan is equal to their fair market value on the Date of Grant. The formula for determining fair market value has been amended to equal the mean between the bid and asked price of the Common Stock as published by a registered broker-dealer on the date of grant or, if no bid and asked prices are published on such date then on the next prior business day on which there was a bid or asked price or, if no bid or asked price is available, then as determined by the Stockholder Purchase Plan Committee, in its sole and absolute discretion. In addition, stockholders eligible to participate in the Plan will include persons holding shares in street name provided such persons provide satisfactory evidence of their ownership on the record date. The participation of street name holders will be subject to such conditions as the Company may impose and the Company reserves the right not to allow such persons to participate in the Stockholder Purchase Plan.



  THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL 14, 2000